                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

       For Press Release "Intertape Polymer Group Inc. Announces Closing
                      of United Tape Company Acquisition"

                          Intertape Polymer Group Inc.

          110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

  (Indicate by check mark whether the registrant files or will file quarterly reports under Cover Form 20-F or Form 40-F

              Form 20-F   (X)                     Form 40-F    ( )

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   ( )                     No    (X)

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


Intertape Polymer Group Inc.

September 28, 2000               By: /s/ Angela Massaro-Fain
                                 -----------------------------------
                                 Angela Massaro-Fain
                                 Advertising and Investor Relations Manager
                                 Intertape Polymer Group Inc.

[LOGO - Intertape Polymer Group Inc.]

September 28, 2000                                              NYSE SYMBOL: ITP
                                                                TSE SYMBOL:  ITP



                          INTERTAPE POLYMER GROUP INC.

                              ANNOUNCES CLOSING OF

                        UNITED TAPE COMPANY ACQUISITION

Montreal, Quebec, Canada, September 28, 2000 -- Intertape Polymer Group Inc.
(IPG) a leader in the packaging industry, confirmed today that it has closed the acquisition of Olympian Tape Sales, Inc., currently doing business as United Tape Company (United Tape). This follows the recent approval from the U.S. Federal Trade Commission (FTC) regarding the original acquisition announcement of August 28, 2000.

United Tape is a supplier of a wide range of packaging products to the retail market, with operations in Georgia and California. Commenting on the announcement, Melbourne F. Yull, Intertape Polymer Group Inc.'s Chairman and Chief Executive Officer said "This acquisition will provide new opportunities and strengthen United Tape and IPG's position in the retail market. United Tape will now carry the recognition of Intertape's quality manufacturing, while Intertape Polymer Group gains access to new distribution channels within this business sector."

Andrew M. Archibald, C.A., Chief Financial Officer shared Mr. Yull's enthusiasm "The Company expects to immediately realize the synergistic benefits of the acquisition, which continues to solidify IPG's goal of internal organic growth and growth through acquisition."

Intertape Polymer Group Inc. develops, manufactures and markets a wide variety of specialized polyolefin plastic and paper based packaging products and systems for industrial and retail use. The Company is based in Montreal, Quebec and Sarasota, Florida. With the completion of the acquisition, IPG will maintain facilities in twenty North American and one European location.

     THIS RELEASE CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, WHICH MAY CAUSE THE COMPANY'S ACTUAL RESULTS IN FUTURE PERIODS TO DIFFER MATERIALLY FROM FORECASTED RESULTS OR FORWARD-LOOKING STATEMENTS. THOSE RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO:

-- RISKS ASSOCIATED WITH PRICING, VOLUME AND CONTINUED STRENGTH OF MARKETS WHERE THE COMPANY'S PRODUCTS ARE SOLD, AND THE TIMING AND ACCEPTANCE OF NEW PRODUCT OFFERINGS.

-- ACTIONS OF COMPETITORS AS ARE DESCRIBED IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) OVER THE LAST TWELVE MONTHS.

[LOGO - Intertape Polymer Group Inc.]

-- THE COMPANY'S ABILITY TO SUCCESSFULLY INTEGRATE THE OPERATIONS AND INFORMATION SYSTEMS OF ACQUIRED COMPANIES WITH ITS EXISTING OPERATIONS, AND INFORMATION SYSTEM, INCLUDING RISKS AND UNCERTAINTIES RELATING TO ITS ABILITY TO ACHIEVE PROJECTED EARNINGS ESTIMATES, ACHIEVE ADMINISTRATIVE AND OPERATING COST SAVINGS AND ANTICIPATE SYNERGIES.

-- THE EFFECT OF COMPETITION AND RAW MATERIAL PRICING ON THE COMPANY'S ABILITY TO MAINTAIN MARGINS ON EXISTING OR ACQUIRED OPERATIONS.

THE COMPANY DOES NOT UNDERTAKE TO PUBLICLY UPDATE OR REVISE ITS FORWARD-LOOKING STATEMENTS EVEN IF EXPERIENCE OR FUTURE CHANGES MAKE IT CLEAR THAT ANY PROJECTED RESULTS EXPRESSED OR IMPLIED THEREIN WILL NOT BE REALIZED.

FOR FURTHER INFORMATION CONTACT:          Melbourne F. Yull
                                          Chairman and Chief Executive Officer
                                          Intertape Polymer Group Inc.
                                          Tel: (514) 731-0731
                                          Email: itp$info@intertapeipg.com
                                          Web Site: www.intertapepolymer.com